EXHIBIT 99.1
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                                                                PRESS
                                                                RELEASE

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       CANADIAN NATURAL RESOURCES LIMITED CONSOLIDATES NORTH SEA INTERESTS
            CALGARY, ALBERTA - MARCH 13, 2003 - FOR IMMEDIATE RELEASE

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Canadian Natural Resources Limited ("Canadian Natural") announces that CNR
International (U.K.) Limited, a wholly-owned subsidiary of Canadian Natural, has further consolidated its ownership in United Kingdom North Sea fields with the acquisition, effective January 1, 2003, of additional working interests in the Ninian and Columba fields, associated facilities and adjacent exploration acreage. The acquisition cost of US $36 million will be funded from Canadian Natural's budgeted 2003 acquisition cost capital budget. With this acquisition, Canadian Natural's interest in the Ninian field increases to 87% and its interest in the Columba B/D and Columba E fields increase to 94% and 92% respectively. Canadian Natural operates these fields together with the related drilling and production platforms. Including the acquired production, Canadian Natural's total net production from its international properties is currently in excess of 70,000 barrels per day.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

    TELEPHONE:   (403) 514-7777                             ALLAN P. MARKIN
    FACSIMILE:   (403) 517-7370                                    Chairman
    EMAIL:       investor.relations@cnrl.com               JOHN G. LANGILLE
    WEBSITE: www.cnrl.com                                         President
                                                              STEVE W. LAUT
    TRADING SYMBOLS - CNQ                           Chief Operating Officer
    Toronto Stock Exchange                                  COREY B. BIEBER
    New York Stock Exchange                                        Director
                                                         Investor Relations

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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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